UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Schilling, Richard M.
   Sundstrand Corporation
   4949 Harrison Avenue
   P.O. Box 7003
   Rockford,, IL  61125-7003
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Sundstrand Corporation
   SNS
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   October 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President and General Counsel and Secretary
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |03/31/|J(1)|V|24.733            |A  | $43.375   |                   |I     |401(k) Plan Trust          |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |06/30/|J(1)|V|19.205            |A  |$54.00     |                   |I     |401(k) Plan Trust          |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |08/29/|J(1)|V|17.738            |A  |$59.00     |6111.309           |I     |401(k) Plan Trust          |
                           |97    |    | |                  |   |           |                   |      |                           |
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Common Stock               |10/23/|S   | |1,000             |D  |$57.875    |100,940            |D     | ---                       |
                           |97    |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Nonqualified |(2)     |     |    |V|           |   |(2)  |(2)  |Common Stock|       |       |38,250(2)   | D |---         |
Stock Option (Right to|        |     |    | |           |   |     |     |            |       |       |            |   |            |
 Buy)w/Tandem Withhold|        |     |    | |           |   |     |     |            |       |       |            |   |            |
ing Right             |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1)Allocated to the Reporting Person's account pursuant to an automatic dividend reinvestment feature of the
Sundstrand Corporation Employee Savings Plan-Sundstrand Stock
Fund.
(2)Of the 38,250 options held by the Reporting Person, 4,062 options first became exercisable on each of
December 1, 1994, December 1, 1995, and December 1, 1996, and 4,064 options will become exercisable on
December 1, 1997, all with an exercise price of $19.3125 and an expiration date of December 1, 2002; 3,500 options first became exercisable on November 15, 1996, and 3,500 options will become exercisable on each of
November 15, 1997, November 15, 1998, and November 15, 1999, all with an exercise price of $22.375 and an expiration date of November 15, 2004; and 2,000 options will become exercisable on each of November 19,
1998, November 19, 1999, November 19, 2000, and November 19, 2001, all with an exercise price of $38.9375 and an expiration date of November 19, 2006. All of the nonexercisable stock options, in the event of a "Change in Control" as defined in the Plan under which they were granted, may become immediately exercisable unless specifically prohibited by the terms of applicable law.
SIGNATURE OF REPORTING PERSON
Richard M. Schilling